      As filed with the Securities and Exchange Commission on March 31, 2006
                                                     Registration No. 333-______
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-8
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                -----------------

                              EMPIRE RESORTS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

           DELAWARE                                      13-4141279
(State or Other Jurisdiction of                        (I.R.S. Employer
Incorporation or Organization)                      Identification Number)

                     701 N. Green Valley Parkway, Suite 200
                               Henderson, NV 89074
               (Address of Principal Executive Offices) (Zip Code)
                                -----------------

                             2004 Stock Option Plan
                           2005 Equity Incentive Plan
                            (Full Title of the Plan)
                                -----------------

                               Ronald J. Radcliffe
                             Chief Financial Officer
                              Empire Resorts, Inc.
                     701 N. Green Valley Parkway, Suite 200
                               Henderson, NV 89074
                     (Name and Address of Agent for Service)
                            Telephone: (702) 990-3355
          (Telephone Number, Including Area Code, of Agent for Service)

                                    COPY TO:

                            Robert H. Friedman, Esq.
                 Olshan Grundman Frome Rosenzweig & Wolosky Llp
                                Park Avenue Tower
                               65 East 55Th Street
                            New York, New York 10022
                            Telephone: (212) 451-2300
                            Facsimile: (212) 451-2222

                                -----------------

                         CALCULATION OF REGISTRATION FEE
====================================================================================================================================
                                                                  Proposed Maximum
            Title of Each Class of                Amount to be    Offering Price per   Proposed Maximum Aggregate      Amount of
         Securities to be Registered             Registered (1)       Share (2)            Offering Price (2)       Registration Fee
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share, to be       250,000           $4.755 (2)             $ 1,188,750 (2)            $ 127.20
issued pursuant to the 2004 Stock Option Plan
------------------------------------------------------------------------------------------------------------------------------------
Common stock, par value $.01 per share, to be
issued pursuant to the 2005 Equity Incentive       3,500,000          $4.755 (2)             $16,642,500 (2)           $1,780.75
Plan
------------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                                  $1,907.95
====================================================================================================================================
(1)  Pursuant to Rule 416, the registration statement also covers such indeterminate additional shares of common stock as may become issuable as a result of any future anti-dilution adjustment in accordance with the terms of either the 2004 Stock Option Plan or the 2005 Equity Incentive Plan.

(2)  Pursuant to Rule 457(h)(1) and (c) under the Securities Act of 1933, the maximum offering price is calculated by using the average of the bid and asked prices of the Registrant's common shares on the Nasdaq Small Cap
     Market on March 28, 2006.

================================================================================

                                EXPLANATORY NOTES

         Empire Resorts, Inc. has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended (the "Securities Act"), to register shares of our common stock, $0.01 par value per share, issuable under our 2004 Stock Option Plan and our 2005
Equity Incentive Plan.

         This registration statement includes a reoffer prospectus prepared in accordance with Part I of Form S-3 under the Securities Act. The reoffering prospectus may be used for reofferings and resales of up to 250,000 shares of our common stock acquired pursuant to our 2004 Stock Option Plan and up to
3,500,000 shares of our common stock acquired pursuant to our 2005 Equity
Incentive Plan.

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(A) PROSPECTUS

         We will provide documents containing the information specified in Part
1 of Form S-8 to employees as specified by Rule 428(b)(1) under the Securities
Act. Pursuant to the instructions to Form S-8, we are not required to file these documents either as part of this registration statement or as prospectuses or prospectus supplements pursuant to Rule 424 under the Securities Act.

                                   PROSPECTUS

                        3,750,000 SHARES OF COMMON STOCK

                              EMPIRE RESORTS, INC.

         This prospectus relates to the reoffer and resale by certain selling stockholders of shares of our common stock that were issued or may be issued by us to the selling stockholders upon the exercise of stock options granted under our 2004 Stock Option Plan or the vesting of shares of restricted stock or the exercise of stock options granted under our 2005 Equity Incentive Plan. This prospectus also relates to certain shares of restricted stock and certain underlying options that have not as of this date been granted. If and when such restricted stock or options are granted to persons required to use this prospectus to reoffer and resell such shares or the shares underlying such options, we will distribute a prospectus supplement.

         The resale of these shares may be effected from time to time in one or more transactions on the Nasdaq Small Cap Market, in negotiated transactions or otherwise, at market prices prevailing at the time of the sale or at prices otherwise negotiated. We will not receive any of the proceeds from the resale of the shares.

         Our common stock is traded on the Nasdaq Small Cap Market under the symbol "NYNY." On March 29, 2006, the last reported sale for our common stock was $4.71.

                          ---------------------------

         INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU
SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS"
BEGINNING ON PAGE 1 OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                 The date of this Prospectus is March 31, 2006.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR
   SECURITIES ACT LIABILITIES.................................................25

PART II  INFORMATION REQUIRED IN THE REGISTRATION STATEMENT.................II-1

                                       i

                                  THE COMPANY

OVERVIEW

         We were organized as a Delaware corporation on March 19, 1993, and since that time have served as a holding company for various subsidiaries engaged in the hospitality and gaming industries.

         Through our subsidiaries, we currently:

               o    own and operate Monticello Raceway, a harness horseracing
                    facility located in Monticello, New York, 90 miles Northwest of New York City. At Monticello Raceway, we conduct
                    pari-mutual wagering through the running of live harness
                    horse races, the import simulcasting of harness and
                    thoroughbred horse races from racetracks across the country and the export simulcasting of our races to offsite
                    pari-mutual wagering facilities.

               o    operate in conjunction with the New York State Lottery more than 1,500 video gaming machines ("VGMs") at the grandstand of Monticello Raceway.

               o    have an agreement with the St. Regis Mohawk Tribe to develop and manage, subject to regulatory approval, a Class III
                    Indian casino on 29 acres of land adjacent to Monticello
                    Raceway.

               o    have an agreement with the Cayuga Nation of New York to
                    develop and manage, subject to regulatory approval, a Class
                    III Indian casino resort and hotel at a location in Sullivan
                    County, New York to be determined in the future.

         We plan to grow and diversify our business by marketing our services to gaming and hospitality clients, seeking consulting relationships with additional gaming clients and pursuing acquisitions, joint ventures or other growth opportunities.

                                  RISK FACTORS

         YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE MAKING
AN INVESTMENT DECISION. IF ANY OF THE FOLLOWING CIRCUMSTANCES OCCUR, OUR
BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY
ADVERSELY AFFECTED. IN THAT EVENT, THE TRADING PRICE OF OUR COMMON STOCK COULD
DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

         IF OUR VGMS AT MONTICELLO RACEWAY DO NOT INCREASE OUR REVENUES AND
OPERATING INCOME OR IF AN INDIAN CASINO IS NOT SUCCESSFULLY DEVELOPED BY US OR
IF WE ARE UNABLE TO ATTRACT SUFFICIENT ATTENDANCE, IT COULD ADVERSELY AFFECT OUR
ABILITY TO SERVICE OUR OUTSTANDING DEBT.

         Our ability to service our senior secured convertible notes or loans under our credit facility with Bank of Scotland will depend upon the success of our VGM facility, our ability to successfully develop and manage an Indian casino for the St. Regis Mohawk Tribe and/or the Cayuga Nation of New York and
our ability to attract sufficient attendance.

         There can be no assurance that VGMs will draw sufficiently large crowds to Monticello Raceway to increase local wagering to the point that we will realize a profit. The operations and placement of our VGMs, including the layout and distribution, are under the jurisdiction of the New York State Lottery and the program contemplates that a significant share of the responsibility for marketing the program will be borne by the New York State Lottery. The New York
State Lottery may make decisions that we feel are not in our best interest and, as a consequence, the profitability of our video gaming machine operations may not reach the levels that we believe to be feasible or may be slower than expected in reaching those levels. Until recently, our VGM operations were losing money, as we are only permitted to retain 32% of the first fifty million,
29% of the next one hundred million and 26% thereafter of its VGM gross revenue.
Moreover, the legislation authorizing the implementation of VGMs at Monticello
Raceway expires in 2013, prior to the stated maturity of our senior secured notes, and no assurance can be given that the authorizing legislation will be extended beyond this period. Similarly, the development of our proposed Indian casinos is subject to many regulatory, competitive, economic and business risks beyond our control, and there can be no assurance that either will be developed in a timely manner, or at all. Any failure in this regard could have a material adverse impact on our operations and our ability to service our current debt.

         AS A HOLDING COMPANY, WE ARE DEPENDENT ON THE OPERATIONS OF OUR
SUBSIDIARIES TO PAY DIVIDENDS OR MAKE DISTRIBUTIONS IN ORDER TO GENERATE
INTERNAL CASH FLOW.

         We are a holding company with no revenue generating operations.
Consequently, our ability to meet our working capital requirements and service our outstanding debt depends on the earnings and the distribution of funds from our subsidiaries. There can be no assurance that these subsidiaries will generate enough revenue to make cash distributions in an amount necessary for us to satisfy our working capital requirements and our obligations under our senior secured convertible notes or the Bank of Scotland credit facility.

         CHANGES IN THE LAWS, REGULATIONS, AND ORDINANCES (INCLUDING TRIBAL
AND/OR LOCAL LAWS) TO WHICH THE GAMING INDUSTRY IS SUBJECT, AND THE APPLICATION
OF EXISTING LAWS AND REGULATIONS, OR OUR INABILITY OR THE INABILITY OF OUR KEY
PERSONNEL, SIGNIFICANT STOCKHOLDERS, OR JOINT VENTURE PARTNERS TO OBTAIN OR
RETAIN REQUIRED GAMING REGULATORY LICENSES, COULD PREVENT THE COMPLETION OF OUR
CURRENT CASINO DEVELOPMENT PROJECTS, PREVENT US FROM PURSUING FUTURE DEVELOPMENT
PROJECTS OR OTHERWISE ADVERSELY IMPACT OUR RESULTS OF OPERATION.

         The ownership, management and operation of gaming facilities are subject to extensive federal, state, provincial, tribal and/or local laws, regulations and ordinances that are administered by the relevant regulatory agency or agencies in each jurisdiction. These laws, regulations and ordinances vary from jurisdiction to jurisdiction, but generally concern the responsibilities, financial stability and character of the owners and managers of gaming operations as well as persons financially interested or involved in gaming operations, and often require such parties to obtain certain licenses, permits and approvals. These laws, regulations and ordinances may also affect the operations of our gaming facilities or our plans in pursuing future projects.

         The rapidly-changing political and regulatory environment governing the gaming industry (including gaming operations that are conducted on Indian land)
makes it impossible for us to accurately predict the effects that an adoption of, changes in or application of the gaming laws, regulations and ordinances will have on us. However, our failure, or the failure of any of our key personnel, significant stockholders or joint venture partners, to obtain or retain required gaming regulatory licenses could prevent us from operating our existing gaming enterprises like Monticello Raceway or expanding into new markets, prohibit us from generating revenues in certain jurisdictions, and subject us to sanctions and fines.

         SHOULD WE OR ANY OF OUR STOCKHOLDERS BE FOUND UNSUITABLE BY ANY
FEDERAL, STATE, REGIONAL OR TRIBAL GOVERNMENTAL BODY TO OWN AN INTEREST IN A
GAMING OPERATOR, WE OR SUCH STOCKHOLDER COULD BE FORCED TO DIVEST OUR HOLDINGS
IN SUCH GAMING OPERATOR IN A SHORT PERIOD OF TIME AT BELOW MARKET PRICES.

         As discussed above, we and certain of our principal stockholders are required to be licensed or otherwise approved in each jurisdiction in which we own, directly or indirectly, a significant ownership interest in a gaming operator. These licenses generally expire after a relatively short period of time and thus require frequent renewals and reevaluations. Obtaining these licenses in the first place, and for purposes of renewals, normally involves receiving a subjective determination of "suitability." A finding of unsuitability could lead to a material loss of investment by either us or our stockholders, as it would require divestiture of one's direct or indirect interest in a gaming operator that conducts business in the licensing jurisdiction making the determination of unsuitability. Consequently, should we or any stockholder ever be found to be unsuitable by the federal government, the
State of New York, the St. Regis Mohawk Tribe or the Cayuga Nation of New York
to own a direct or indirect interest in a company with gaming operations, we or such stockholder, as the case may be, could be forced to liquidate all interests in that entity. Should either of we or such stockholder be forced to liquidate these interests within a relatively short period of time, we or such stockholder would likely be forced to sell at a discount, causing a material loss of investment value.

         SEVERAL OF OUR FORMER OFFICERS AND DIRECTORS HAVE BEEN INDICTED OR
CONVICTED ON FRAUD CHARGES, AND OUR SUITABILITY DETERMINATION TO PARTICIPATE IN
GAMING ACTIVITIES COULD ACCORDINGLY BE ADVERSELY AFFECTED.

         During 2002, certain affiliates of Bryanston Group, Inc. ("Bryanston
Group"), our former largest stockholder, and six of our former officers and directors were indicted for various counts of tax and bank fraud. On September
5, 2003, one of these former directors pleaded guilty to felony tax fraud, and on February 4, 2004, four additional former officers and directors were convicted of tax and bank fraud. On December 12, 2002, in an effort to eliminate any connection between us and these individuals, we, pursuant to a recapitalization agreement, (i) issued an aggregate of 336,496 shares of Series
E preferred stock to each of Bryanston Group and certain of its affiliates, which we may redeem at any time, in full satisfaction of an outstanding note and as deferred compensation, (ii) issued 1,394,200 shares of Series E preferred stock to Bryanston Group, which we may redeem at any time, in exchange for
Bryanston Group's voting membership interest and preferred capital account in
Catskill Development, L.L.C., then our principal asset and the past parent of
Monticello Raceway, and (iii) received a three-year option to redeem all or any portion of Bryanston Group's 2,326,857 shares and Beatrice Tollman's 66,000 shares of our common stock at a price of $2.12 per share. The option to repurchase this common stock was exercised on January 9, 2004 by issuing promissory notes to Bryanston Group and Beatrice Tollman in exchange for our common stock, which notes were paid in full by us on July 26, 2004. We received a letter from the New York State Racing and Wagering Board on January 16, 2006,
requesting information about our plans to divest Bryanston Group and its affiliates of their remaining interests in us. We have advised the New York
State Racing and Wagering Board that approximately one-half of the ownership of
Bryanston has been forfeited to the United States as a result of the convictions referred to above. According to the terms of our Series E preferred stock, we have the option to redeem these shares at a price of $10 per share plus all accrued and unpaid dividends. The cost of redeeming these shares, as of December
31, 2005, was approximately $21.5 million. We may not be able to obtain sufficient financing in amounts or on terms that are acceptable to us in order to redeem all of these shares, should this be required. None of the acts these individuals were charged with or convicted of relate to their former positions with or ownership interests in us and their remaining interests do not provide them with any significant voice in the management of the Company. However, there can be no assurance that none of the various governmental agencies that now, or in the future may, regulate and license our gaming related activities will factor in these indictments or criminal acts in evaluating our suitability.
Should a regulatory agency fail to acknowledge that these indictments and convictions do not bear on our suitability, we could lose our gaming licenses or be forced to liquidate certain or all of our gaming interests.

         THE GAMING INDUSTRY IN THE NORTHEASTERN UNITED STATES IS HIGHLY
COMPETITIVE, WITH MANY OF OUR COMPETITORS BETTER KNOWN AND BETTER FINANCED THAN
US.

         The gaming industry in the northeastern United States is highly competitive and increasingly run by multinational corporations that enjoy widespread name recognition, established brand loyalty, decades of casino operation experience and a diverse portfolio of gaming assets. Atlantic City, the second most popular gaming destination in the United States, with more than
10 full service hotel casinos, is approximately a two hour drive from New York
City, the highly popular Foxwoods Resort and Casino and the Mohegan Sun casino are each only two and a half hour drives from New York City. Harrah's
Entertainment, Inc., a large gaming company, Trading Cove Associates, Inc., the developers of the Mohegan Sun casino, and the Wisconsin Oneidas are each planning to develop Indian casinos on properties that are near Monticello
Raceway. Additionally, on July 4, 2004, the State of Pennsylvania enacted a law allowing for the operation of up to 61,000 slot machines at 14 locations.
Pursuant to this new law, slot machine facilities could be developed within 30 miles of Monticello Raceway that compete directly with our VGMs. Moreover, a number of well financed Indian tribes and gaming entrepreneurs are presently seeking to develop casinos in New York and Connecticut in areas that are 90 miles from New York City such as Bridgeport, Connecticut and Southampton, New
York. In contrast, we have limited financial resources and currently operate only a harness horse racing facility and VGMs in Monticello, New York, which is approximately a one and a half hour drive from New York City. No assurance can be given that we will be able to compete successfully with the established
Atlantic City casinos, existing and proposed regional Indian casinos, slot machine facilities in Pennsylvania or the casinos proposed to be developed by
Harrah's Entertainment, Inc., Trading Cove Associates, Inc. and the Wisconsin
Oneidas in the Catskills region of the State of New York for gaming customers.

         BECAUSE OF THE UNIQUE STATUS OF INDIAN TRIBES, GENERALLY, OUR ABILITY
TO SUCCESSFULLY DEVELOP AND MANAGE OUR PROPOSED INDIAN CASINOS WILL BE SUBJECT
TO UNIQUE RISKS.

         We have limited experience in managing or developing Indian casinos, which present unique challenges. Indian tribes are governments and possess the inherent power to adopt laws and regulate matters within their jurisdiction. For example, tribes are generally immune from suit and other legal processes unless they waive such immunity. Gaming at casinos developed with the St. Regis Mohawk
Tribe or the Cayuga Nation of New York will be operated on behalf of each respective tribe's government, and that government is subject to changes in leadership or governmental policies, varying political interests, and pressures from the tribe's individual members, any of which may conflict with our interests. Thus, disputes between ourselves and either the St. Regis Mohawk
Tribe or the Cayuga Nation of New York may arise. With respect to disputes concerning our existing gaming facility management agreement and development agreements with the St. Regis Mohawk Tribe and the Cayuga Nation of New York,
each has waived its sovereign immunity, although if for any reason that waiver should be ineffective, we might be unable to enforce our rights under those agreements. Also, it is possible that we might be required to seek enforcement of our rights in a court or other dispute resolution forum of the St. Regis
Mohawk Tribe or the Cayuga Nation of New York, as the case may be, instead of state or federal courts or arbitration. As discussed below, until either gaming facility management agreement has been approved by the NIGC and by the St. Regis
Mohawk Tribe or the Cayuga Nation of New York, as the case may be, the operative provisions of that agreement will not be valid or binding on the applicable tribe, and under relevant federal court precedent, it is likely that some or all of our other agreements with such tribe will also be inoperative until such gaming facility management agreement has been approved by the NIGC.

         Indian gaming is also governed by unique laws, regulations and requirements arising from the Indian Gaming Regulatory Act of 1988, as amended, the applicable Class III gaming compact, and gaming laws of the applicable
Indian tribe, and certain federal Indian law statutes or judicial principles. A number of examples exist where Indian tribes have been successful in obtaining determinations that management-related contracts (including development or consulting contracts) were void as a result of the application of the unique provisions of these laws. For all of the foregoing and other reasons, we may encounter difficulties in successfully developing and managing an Indian casino with either the St. Regis Mohawk Tribe or the Cayuga Nation of New York. Several
companies with gaming experience that have tried to become involved in the management and/or development of Indian casinos have been unsuccessful. Due to our management's limited Indian gaming experience, no assurance can be given that we will be able to avoid the pitfalls that have befallen other companies in their efforts to develop successful Indian gaming operations.

         GAMING IS A HIGHLY REGULATED INDUSTRY AND CHANGES IN THE LAW COULD HAVE
A MATERIAL ADVERSE EFFECT ON US AND OUR ABILITY TO CONDUCT GAMING, AND THUS ON
OUR ABILITY TO MEET OUR DEBT SERVICE OBLIGATIONS.

         Indian casinos in New York are regulated extensively by federal, state and tribal regulatory bodies, including the NIGC and agencies of the State of
New York. As is the case with any casino, changes in applicable laws and regulations could limit or materially affect the types of gaming that may be conducted, or services provided, by our planned casinos and the revenues realized from them.

         Currently, the operation of all gaming on Indian lands is subject to the Indian Gaming Regulatory Act. Over the past several years, legislation has been introduced in the United States Congress with the intent of addressing a variety of perceived problems with the Indian Gaming Regulatory Act.
Specifically, legislation has been proposed which would have the effect of prohibiting the operation of particular classes of gaming on parcels of land, such as ours, that are not located on existing Indian reservations. While none of the substantive proposed amendments to the Indian Gaming Regulatory Act have been enacted, we cannot predict future legislative acts. In the event that
Congress passes prohibitory legislation, and if such legislation is sustained in the courts, we may be unable to move forward in developing our planned Indian casinos and our ability to meet our debt service obligations would be materially and adversely affected. In addition, under federal law, gaming on Indian land is dependent on the permissibility under state law of specific forms of gaming or similar activities. If the State of New York were to make various forms of gaming illegal or against public policy, such action may have an adverse effect on our ability to develop Indian gaming operations in the Catskills region of the State of New York.

         THE UNIQUE GOVERNANCE STRUCTURE OF THE CAYUGA NATION OF NEW YORK
RESULTS IN UNCERTAINTY AS TO THE ABILITY OF SPECIFIC INDIVIDUALS TO ENTER INTO
AGREEMENTS THAT ARE EFFICACIOUS OR PERMANENTLY BINDING ON THE CAYUGA NATION OF
NEW YORK AS RELATED TO OUR GAMING FACILITY AND MANAGEMENT AGREEMENTS.

         The Cayuga Nation of New York has about 500 members, each belonging to one of four remaining clans, with clan membership determined by matrilineal succession. The Cayuga Nation of New York has not enjoyed a reservation or other land base for more than two hundred years, and has no written constitution or other governing documents. Instead, the Cayuga Nation of New York follows oral traditions, customs and practices, including a centuries old "Great Law," and is governed by a Council of Chiefs, Representatives and Clan Mothers (the
"Council"). As a result, there may be uncertainty at any point in time as to which individuals have authority to act on behalf of the Cayuga Nation of New
York and what limitations, if any, exist on that authority. Our current understanding is that only two of the four clans in existence have a Clan
Mother, one clan is currently in the process of selecting a Clan Mother, and another clan can no longer designate a Clan Mother because there are no full-blooded women members of that clan. Each Clan Mother is responsible for selecting (and in certain cases removing) two full blood men from among her
Clan's members to serve a life-long term as representatives on the Council. The
Council may act only by consensus at a meeting, with unanimous consent from those Representatives in attendance. The Council presently does not have regularly scheduled meetings, has not typically maintained written records as to its actions and has no prior experience with gaming or any other substantial business undertaking. Accordingly, we could encounter delays or other difficulties in dealing with matters that require action by the Cayuga Nation of
New York's government, including approvals of desirable courses of action, contracts or contract modifications, which in turn could adversely affect our successful development and management of our jointly planned Indian casino.

         THERE IS CURRENTLY A SPLIT BETWEEN TRIBAL LEADERS OF THE CAYUGA NATION
OF NEW YORK, THE OUTCOME OF WHICH COULD LEAD TO THE TERMINATION OF OUR PROPOSED
PROJECT TO DEVELOP AN INDIAN CASINO IN THE CATSKILLS REGION OF THE STATE OF NEW
YORK WITH THE CAYUGA NATION OF NEW YORK.

         On January 3, 2005, Clint Halftown, a representative of the Cayuga
Nation of New York, sent a letter to Governor Pataki and issued a press release stating that the Cayuga Nation of New York was abandoning its casino development project with us, along with a settlement agreement between the State of New York and the Cayuga Nation of New York that would have allowed us to move forward in jointly developing an Indian casino. This statement was then refuted by Gary
Wheeler, another representative of the Cayuga Nation of New York, in a letter to the Governor of New York State in which he claimed that Clint Halftown's actions were unauthorized, that the tribe had overwhelmingly approved the settlement agreement with the State of New York back in November and that all gaming and development agreements between us and the tribe remained in effect. Mr. Wheeler and Timothy Twoguns, a third representative of the Cayuga Nation of New York, then sent a second letter to the Governor of New York State on January 13, 2005 affirming these positions, and attaching the minutes from a meeting of the
Cayuga Nation Council of Chiefs, Representatives and Clan Mothers from November
14, 2004 in which the settlement agreement with the State of New York was duly approved.

         On February 4, 2005, we received a letter from the NIGC informing us that the NIGC received a letter on January 27, 2005 from Clint Halftown stating that all agreements between us and the Cayuga Nation expired on December 31,
2004. As a result, the NIGC stated that it ceased reviewing the Class III gaming management agreement, dated April 3, 2003, by and among the Nation, the Cayuga
Catskill Gaming Authority and Monticello Casino Management, our wholly owned subsidiary, and deemed such contract to be withdrawn. Upon receipt of this letter, the Cayuga Nation of New York told the NIGC that the January 27, 2005 letter was not authorized and that in December 2004 we and the Cayuga Nation of
New York entered into a letter agreement extending the expiration date for all agreements between us, including the management agreement. On February 9, 2005, the Cayuga Nation of New York further informed the NIGC that while Clint H.
Halftown was previously given signature authority with respect to government-to-government relations with the United States, such authorization was revoked on February 7, 2005. The BIA subsequently notified the tribe that federal agents were being sent to New York to investigate the leadership issue.
In addition, on March 15, 2005, Mr. Franklin Keel, the Director of the Eastern
Regional Office of the BIA, which was separately reviewing agreements related to the co-development of an Indian casino with the Cayuga Nation of New York that
Mr. Halftown purportedly withdrew, stated that it intended to honor Mr.
Halftown's action as the BIA found the evidence "insufficient to change the
Bureau's recognition of Clint Halftown as having the authority to represent the
Cayuga Nation of New York in its dealings with the Federal government."
Following a May 2005 election in which members of the Cayuga Nation of New York voted to change their leadership, on July 18, 2005, Mr. Keel, sent letters to two groups of members of the Cayuga Nation of New York currently seeking federal recognition of their tribal leadership in which he failed to grant federal recognition to either group, but offered to assist with mediation or other means of conflict resolution.

         Given the complex nature of the Cayuga Nation of New York's government, as discussed herein, we cannot assure you that Mr. Halftown was not authorized to terminate the New York State settlement agreement, along with our agreements,

regardless of the letters sent to the Governor and the NIGC by Mr. Wheeler and/or Mr. Twoguns. If Mr. Halftown did have proper authority to take such actions, our Indian casino project with the Cayuga Nation of New York would effectively be terminated, regardless of our subsequent agreements which modify certain of our agreements with the Cayuga Nation of New York and extend them until December 31, 2006.

         A TRANSFER OF A PROPOSED CASINO SITE TO THE UNITED STATES, TO BE HELD
IN TRUST FOR THE BENEFIT OF THE ST. REGIS MOHAWK TRIBE OR THE CAYUGA NATION OF
NEW YORK MIGHT NOT OCCUR OR MAY BE DELAYED FOR A SUBSTANTIAL PERIOD OF TIME; AND
UNTIL SUCH A TRANSFER OCCURS, IT WILL NOT BE POSSIBLE FOR EITHER TRIBE TO
OPERATE A CASINO IN THE CATSKILLS REGION OF THE STATE OF NEW YORK FOR US TO
MANAGE.

         Under the Indian Gaming Regulatory Act of 1988, the St. Regis Mohawk
Tribe or the Cayuga Nation of New York will be able to operate a casino in the
Catskills region of the State of New York only if the casino is located on land held by the United States in trust for the tribe (or subject to similar restrictions on transfer), and only if such tribe exercises governmental powers over the casino site. That same Act, however, generally prohibits Indian casinos on land transferred into trust after October 17, 1988. An exception to this trust land limitation is being pursued by both the St. Regis Mohawk Tribe and the Cayuga Nation of New York, without any assurance that it will be obtained.

         One exception available for land transferred after October 17, 1988, is that if, after consultation with the tribe and applicable state, local and other nearby tribal officials, the Secretary of the Interior (who acts through the
BIA) determines that a gaming establishment on the land proposed for transfer would be in the best interest of the tribe and its members, and would not be detrimental to the surrounding community, and the Governor of the applicable
State must concur. To date, the instances are very limited where this exception has been successful for off-reservation land. Furthermore, historically the BIA has been reluctant to support accepting land into trust that is located a substantial distance from the ancestral lands or reservation of a tribe, and in the case of the St. Regis Mohawk Tribe and the Cayuga Nation of New York, the
Catskills region of the State of New York is a substantial distance from land recognized to be a part of either tribe's the ancestral lands or original reservation. Additionally, the Governor of New York State must concur with any favorable determination by the Secretary of the Interior, and no assurance can be given that the Governor's office will provide such consent.

         IF OUR GAMING FACILITY MANAGEMENT AGREEMENTS ARE NOT APPROVED BY THE
NIGC, WE WILL NOT BE ABLE TO EXECUTE OUR CURRENT BUSINESS PLAN OF DEVELOPING AND
MANAGING INDIAN CASINOS.

         Our agreements with each of the St. Regis Mohawk Tribe and the Cayuga
Nation of New York will not be effective to allow us to commence the development or management of a gaming facility until our management agreement is first approved by the NIGC, and that approval might not be obtained or might be obtained only after we agree to modify terms that reduce our revenues under the agreements or otherwise adversely affect us.

         No management contract for tribally operated Class II or Class III gaming is valid until approved by the NIGC, and under current case law in New

York, provisions of any agreement collateral to a management contract, such as our development agreement, are likewise not valid until the management agreement is so approved. The NIGC has broad discretion to approve or reject proposed management contracts, and by law the NIGC can approve management fees exceeding
30% of related net gaming revenues only if the Chairman of the NIGC is satisfied that the capital investment required, and income projections, require the additional fee. The St. Regis Mohawk Tribe has agreed to pay us a 30% management fee, as well as other compensation under the development agreement. The Cayuga
Nation of New York has agreed to pay us a 35% management fee, as well as other compensation under the development agreement. Our gaming facility management agreement with the Cayuga Nation of New York has been under review by the NIGC for over two years. On January 21, 2004, the NIGC issued its first objection letter, and in April 2004, we submitted partial responses to these objections, including a revised gaming facility management agreement that has not yet been executed or otherwise formally approved by the Cayuga Nation of New York, but which we expect will be acceptable to the tribe. Our gaming facility management agreement with the St. Regis Mohawk Tribe had been under review with the NIGC for approximately 3 1/2 years when, in 2000, the St. Regis Mohawk Tribe renounced their agreements with us and entered into an agreement with Park Place
Entertainment Corporation (now Harrah's Entertainment, Inc.). Consequently, our
request for review by the NIGC of the gaming facility management agreement was subsequently withdrawn. On August 1, 2005, we entered into a letter agreement with the St. Regis Mohawk Tribe pursuant to which, among other items, both parties re-affirmed their prior contracts. In March 2006, we re-submitted a gaming facility management agreement to the NIGC, which contained revisions to address certain comments made by the NIGC in their prior reviews. No assurance can be given that the NIGC will approve the gaming facility management agreement, as amended, or that further modifications to such agreement will not be required prior to the NIGC granting approval. Such modifications could include a material reduction in the management fees or other compensation we have negotiated with the St. Regis Mohawk Tribe and the Cayuga Nation of New
York. As amended, and approved by the NIGC, the gaming facility management agreements will require formal approval by the St. Regis Mohawk Tribe and the
Cayuga Nation of New York, respectively before such agreements become effective.
We cannot guarantee that the St. Regis Mohawk Tribe or the Cayuga Nation of New
York will approve the amended gaming facility management agreements in order to obtain approval from the NIGC.

         COMPLIANCE WITH ENVIRONMENTAL REQUIREMENTS COULD SUBSTANTIALLY DELAY
OR, IN THE EXTREME, PREVENT OUR DEVELOPMENT OF AN INDIAN CASINO.

         The National Environmental Policy Act requires federal agencies to consider the environmental impacts of activities they perform, fund, or permit, as well as alternatives to those activities and ways to mitigate or lessen those impacts. Under the National Environmental Policy Act, federal agencies must prepare an environmental assessment to determine whether the proposed action will have a significant effect on the quality of the environment. If the agency determines that the action will not have a significant effect on the environment, it issues a finding of no significant impact, and the project can move forward; if the agency finds to the contrary, it must then prepare an environmental impact statement, detailing the environmental impacts, alternatives, and mitigation measures.

         We have not received a decision from the BIA as to whether the
Environmental Assessment prepared for the 29 acres adjacent to Monticello
Raceway, which we intend to transfer to the United States to trust status for the benefit of the St. Regis Mohawk Tribe upon which to build an Indian casino, satisfies the National Environmental Policy Act. The BIA previously issued a letter on April 6, 2000, in which Kevin Glover, the Assistant Secretary of the
Interior, sought the concurrence of New York Governor George Pataki in the
Secretarial determination that gaming on the Monticello Raceway site would be in the best interest of the tribe and its members, and not detrimental to the surrounding communities. While this Secretarial determination included an environmental review, it is the current position of the Department of the
Interior that a separate review is required by its land acquisition regulations,
25 CFR Part 151, before the land can be taken into trust. This recommendation is not binding on the Secretary of the Interior or the NIGC. The Secretary of the
Interior and the NIGC may accept or reject such recommendation, and a risk exists that in light of recent positions taken by the Department of Justice, preparation of an environmental impact statement may be required, which could delay the project. On December 19, 2005, Mr. George T. Skibine, the Acting
Deputy Assistant Secretary for Policy and Economic Development of the United
States Department of the Interior, sent a letter to Mr. Gregory J. Allen, Senior
Assistant Counsel to the Governor of the State of New York, George Pataki,
responding to questions raised by Mr. Allen concerning the procedure for transferring the 29 acres of land located adjacent to Monticello Raceway to the
United States in trust for the St. Regis Mohawk Tribe. Mr. Skibine's letter, among other things, provided that while the United States Department of the
Interior has yet to conclude its review of the transfer of the 29 acres into trust for the St. Regis Mohawk Tribe under the BIA's land acquisition regulations, the United States Department of the Interior has completed its review under the Indian Gaming Regulatory Act and that the United States
Department of the Interior, subject to the issuance of a Finding of No
Significant Impact under the National Environmental Policy Act, can complete its review under the Bureau of Indian Affair's land acquisition regulations within approximately two months of Governor Pataki's concurrence to the transfer of the
29 acres into trust for the St. Regis Mohawk Tribe. The letter also provided that the Finding of No Significant Impact under the National Environmental
Policy Act process is underway and, subject to the review of certain environmental reports, is expected to be completed in March 2006. As the BIA has yet to issue a decision as to whether the Environmental Assessment prepared for the 29 acres adjacent to Monticello Raceway satisfies the National Environmental
Policy Act, it is anticipated that the BIA will either (a) uphold the
Environmental Assessment, (b) require a full Environmental Impact Study, or (c)
request information on specific issues that can be addressed without necessitating a complete Environmental Impact Study. If a full Environmental
Impact Study is required, this could result in significant delays to developing an Indian casino with the St. Regis Mohawk tribe at Monticello Raceway.
Moreover, the costs involved in obtaining a full Environmental Impact Study may be significant. In any event, even if a Finding of No Significant Impact is issued, a risk exists that parties opposed to such project will commence litigation challenging the issuance of the finding of no significant impact, thereby delaying or preventing the project. With respect to the Cayuga Nation of
New York project, no assurance can be given that a finding of no significant impact will be granted, as the land for the casino has yet to be determined and applications to the appropriate governmental authorities for such evaluation have yet to be submitted.

         A CLASS III GAMING COMPACT BETWEEN THE STATE OF NEW YORK AND THE ST.
REGIS MOHAWK TRIBE OR THE CAYUGA NATION OF NEW YORK, AS THE CASE MAY BE, MUST BE
NEGOTIATED AND BECOME EFFECTIVE BEFORE SUCH TRIBE CAN OPERATE A CASINO FOR US TO
MANAGE.

                                       10

         Neither the St. Regis Mohawk Tribe nor the Cayuga Nation of New York
can lawfully engage in Class III gaming in the Catskills region of the State of
New York unless such tribe and the Governor for the State of New York enter into a Class III gaming compact for such gaming that is approved or deemed approved by the Secretary of the Interior. Although courts have invalidated two other
Class III gaming compacts between New York tribes and the State of New York due to lack of legislative authority, the Governor has received requisite legislative authorization to enter into a Class III gaming compact with the St.
Regis Mohawk Tribe and the Cayuga Nation of New York in the Catskills region of the State of New York. Such gaming compacts will not be entered into until the appropriate land has been taken into trust by the United States for the benefit of such tribe. The St. Regis Mohawk Tribe previously submitted a draft of their compact to the State of New York for a different location that will need to be resubmitted. Drafts of the proposed compact for the Cayuga Nation of New York have not been submitted by either the State of New York or the tribe to the other for consideration. We expect the State of New York to propose terms for a compact similar to those found in the draft compact previously submitted by the
St. Regis Mohawk Tribe and the existing compact between the State of New York and the Seneca Nation of New York, which is the most recent gaming compact that the State has entered into. That compact obligates the Seneca Nation of New York to make payments to the State of New York in amounts of up to 25% of that tribe's net slot revenues. There is no assurance that the State of New York will reach an agreement upon the terms of any revenue sharing arrangement with either the St. Regis Mohawk Tribe or the Cayuga Nation of New York, or any other terms that will result in a compact for Class III gaming.

         If the State of New York and either the St. Regis Mohawk Tribe or the
Cayuga Nation of New York reach agreement and execute a compact for Class III gaming, under the Indian Gaming Regulatory Act of 1988, that compact does not become effective until an approval of the compact by the Secretary of the
Interior has been published in the Federal Register. Additionally, the compact could become effective, but only to the extent it is consistent with the Indian
Gaming Regulatory Act of 1988, upon publication of a notice in the Federal
Register that forty-five days have elapsed after the compact was submitted for approval to the Secretary of the Interior and the Secretary of the Interior
neither approved nor disapproved the compact. No assurance can be given that the
Secretary of the Interior will approve the terms of any compact agreed to by the
St. Regis Mohawk Tribe and the State of New York or the Cayuga Nation of New
York and the State of New York. In particular, the existence of revenue sharing provisions in a compact by which a state receives a share of tribal gaming revenues has provided a basis for the Secretary of the Interior to disapprove a compact. The Indian Gaming Regulatory Act of 1988 generally prohibits a state from imposing a tax on tribes for the privilege of conducting gaming in the state. The Seneca Nation-State of New York gaming compact was neither approved nor disapproved within the required 45-day period, and therefore became effective upon publication of a notice in the Federal Register. In the letter to the Seneca Nation and the Governor of New York, the Secretary of the Interior
stated that the State of New York's right to receive up to 25% of gross gaming revenues was primarily based on the State of New York's grant of an extensive area in which the Seneca Nation would have broad exclusive gaming rights.
Because the precise terms of a compact between either the St. Regis Mohawk Tribe or the Cayuga Nation of New York have not been formally proposed, let alone agreed upon, there can be no assurance that the Secretary of the Interior will approve the future terms of such a compact. If the Secretary of the Interior disapproves any agreed upon compact, the compact will not become effective and such tribe will not be able to conduct gaming under its terms. Since 2003, a

                                       11

bill has been pending in Congress that would limit a State's right to share in a tribe's gaming revenues unless the State provided the tribe a "substantial economic benefit." We cannot predict if this or other legislation will be enacted or, if enacted, would prevent a gaming compact between either the St.
Regis Mohawk Tribe or the Cayuga Nation of New York and the State of New York.

         WE MAY REQUIRE ADDITIONAL FINANCING IN ORDER TO DEVELOP EITHER OF OUR
PROPOSED INDIAN CASINOS AND WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL
REQUIREMENTS AND EXECUTE OUR BUSINESS STRATEGY.

         Because we may not be able to continue to generate sufficient cash to fund our operations, we may be forced to rely on external financing to develop our Indian casino projects and to meet future capital and operating requirements. Any projections of future cash needs and cash flows are subject to substantial uncertainty. Our capital requirements depend upon several factors, including the rate of market acceptance, our ability to expand our customer base and increase revenues, our level of expenditures for marketing and sales, purchases of equipment, revenues and other factors. It is likely that we will seek or require additional capital at some point in 2006 through either public or private financings. If our capital requirements vary materially from those currently planned, we may require additional financing sooner than anticipated.
We can make no assurance that financing will be available in amounts or on terms acceptable to us or within the limitations contained in our credit facility with
Bank of Scotland or the indenture governing our senior secured convertible notes, if at all. Further, if we issue equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock, and debt financing, if available, may involve restrictive covenants which could restrict our operations or finances. If we cannot raise funds, if needed, on acceptable terms, we may be required to delay, scale back or eliminate some of our expansion and development goals related to the casino projects and we may not be able to continue our operations, grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements which could negatively impact our business, operating results and financial condition.

         In addition, the construction of the Indian casino projects may depend upon the ability of the respective tribes to obtain financing for the project.
In order to assist the St. Regis Mohawk Tribe or the Cayuga Nation of New York,
as the case may be, to obtain any such financing, we, or one of our subsidiaries, may be required to guarantee such tribe's debt obligations. Any guarantees by us or one of our subsidiaries or similar off-balance sheet liabilities, if any, will increase our potential exposure in the event of a default by such tribe.

         OUR MANAGEMENT REVENUES FROM OUR PROPOSED INDIAN CASINOS MAY BE
ADVERSELY AFFECTED BY MATTERS ADVERSE TO THE ST. REGIS MOHAWK TRIBE OR THE
CAYUGA NATION OF NEW YORK THAT ARE UNRELATED TO US.

         When constructed, our proposed Indian casino sites will be either owned by a tribal partner, or held by the United States in trust for the benefit of such tribe. We and our subsidiaries will derive revenues from the site based on our management and development contracts. If the proprietary tribe does not adequately shield its gaming operations at the site from obligations arising from its other non-gaming operations, and such tribe suffers a material adverse

                                       12

event such as insolvency, a default or civil damages in a matter in which it did not have sovereign immunity, creditors could attempt to seize some or all of the personal property or profits from the tribe's gaming operations or move to have a receiver or trustee appointed. Such a result could lead to the voidance or indirect modification by a court of our subsidiaries' management and development contracts with such tribe, leading to a material adverse affect on our operations. We may be required by lenders who finance the casino to subordinate all or part of our management fees to the prior payment in full of their financing. In addition, if creditors were to seize any or all of such tribe's revenues from gaming operations, our subsidiaries' management and development agreements with that tribe would be rendered worthless, as the ability to conduct casino style gambling on that property may no longer be permissible.

         THE CONTINUING DECLINE IN THE POPULARITY OF HORSE RACING AND INCREASING
COMPETITION IN SIMULCASTING COULD ADVERSELY IMPACT THE BUSINESS OF MONTICELLO
RACEWAY.

         Since the mid-1980s, there has been a general decline in the number of people attending and wagering at live horse races at North American racetracks due to a number of factors, including increased competition from other forms of gaming, unwillingness of customers to travel a significant distance to racetracks and the increasing availability of off-track wagering. The declining attendance at live horse racing events has prompted racetracks to rely increasingly on revenues from inter-track, off-track and account wagering markets. The industry-wide focus on inter-track, off-track and account wagering markets has increased competition among racetracks for outlets to simulcast their live races. A continued decrease in attendance at live events and in on-track wagering, as well as increased competition in the inter-track, off-track and account wagering markets, could lead to a decrease in the amount wagered at Monticello Raceway. Our business plan anticipates the possibility of
Monticello Raceway attracting new customers to its racetrack wagering operations through VGM operations and potential casino development in order to offset the general decline in raceway attendance. However, even if the numerous arrangements, approvals and legislative changes necessary for casino development occur, Monticello Raceway may not be able to maintain profitable operations.
Public tastes are unpredictable and subject to change. Any decline in interest in horse racing or any change in public tastes may adversely affect Monticello
Raceway's revenues and, therefore, limit its ability to make a positive contribution to our results.

         WE DEPEND ON OUR KEY PERSONNEL AND THE LOSS OF THEIR SERVICES WOULD
ADVERSELY AFFECT OUR OPERATIONS.

         If we are unable to maintain our key personnel and attract new employees with high levels of expertise in those gaming areas in which we propose to engage, without unreasonably increasing our labor costs, the execution of our business strategy may be hindered and our growth limited. We believe that our success is largely dependent on the continued employment of our senior management and the hiring of strategic key personnel at reasonable costs.
If any of our current senior managers were unable or unwilling to continue in his or her present position, or we were unable to attract a sufficient number of qualified employees at reasonable rates, our business, results of operations and financial condition will be materially adversely affected.

         SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS MAY ADVERSELY AFFECT
OUR CASH FLOW, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

                                       13

         As a result of the issuance of our senior secured notes, our debt service obligations increased substantially. There is the possibility that we may be unable to generate cash sufficient to pay the principal or interest on and other amounts due in respect of our indebtedness when due. We may also incur substantial additional indebtedness in the future. Our level of indebtedness will have several important effects on our future operations, including, without limitation:

o   a portion of our cash flow from operations will be dedicated to the payment of any interest or principal required with respect to outstanding indebtedness;
o   increases in our outstanding indebtedness and leverage will increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and
o   depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, general corporate and other purposes may be limited.

         Our ability to make payments of principal and interest on our indebtedness depends upon our future performance, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. Our business might not continue to generate cash flow at or above current levels. If we are unable to generate sufficient cash flow from operations in the future to service our debt, we may be required, among other things:

o   to seek additional financing in the debt or equity markets;
o   to refinance or restructure all or a portion of our indebtedness, including our senior secured convertible notes; or
o   to sell selected assets.

         Such measures might not be sufficient to enable us to service our indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all.

         WE MAY NOT HAVE THE ABILITY TO REPURCHASE OUR SENIOR SECURED
CONVERTIBLE NOTES.

         Upon the occurrence of a change in control (as defined in the indenture governing our senior secured convertible notes), we would be required to repurchase all of our outstanding senior secured convertible notes tendered to us by the holders of such notes. In addition, we may be required to repurchase our senior secured convertible notes on July 31, 2009. We cannot assure you that we will have sufficient financial resources, or will be able to arrange financing, to pay the purchase price for all of such notes tendered by the holders in connection with any such repurchase. Any failure to repurchase the notes when required will result in an event of default under the indenture.

         In addition, the events that constitute a change of control under the indenture may also be events of default under any credit agreement or other agreement governing future debt. These events may permit the lenders under such credit agreement or other agreement to accelerate the debt outstanding thereunder and, if such debt is not paid, to enforce security interests in the

                                       14

collateral securing such debt, thereby limiting our ability to raise cash to purchase the notes, and reducing the practical benefit of the offer to purchase provisions to the holders of the notes.

         FUTURE SALES OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET OR THE
CONVERSION OF OUR SENIOR SECURED CONVERTIBLE NOTES COULD ADVERSELY AFFECT THE
TRADING PRICE OF SHARES OF OUR COMMON STOCK, THE VALUE OF OUR SENIOR SECURED
CONVERTIBLE NOTES AND OUR ABILITY TO RAISE FUNDS IN NEW STOCK OFFERINGS.

         Future sales of substantial amounts of shares of our common stock in the public market, the conversion of our senior secured convertible notes into shares of our common stock, or the perception that such sales or conversion are likely to occur, could affect prevailing trading prices of our common stock and, as a result, the value of our senior secured convertible notes. As of March 27,
2006, we had 26,259,981 shares of common stock outstanding. Because our senior secured convertible notes generally are initially convertible into shares of our common stock only at a conversion price in excess of the recent trading price, a decline in our common stock price may cause the value of our senior secured convertible notes to decline. In addition, the existence of our senior secured convertible notes may encourage short selling by market participants due to this dilution or facilitate trading strategies involving our senior secured convertible notes and our common stock.

         On January 12, 2004, 18,219,075 shares of our common stock were issued pursuant to our acquisition of Monticello Raceway Management, Inc. Monticello
Casino Management, LLC, Monticello Raceway Development Company, LLC and Mohawk
Management, LLC, all of which may be sold to the public pursuant to a registration statement under the Securities Act of 1933, as amended. We also issued 4,050,000 shares of our common stock to multiple investors in February
2004 in a private placement. At December 31, 2005, we also had outstanding options to purchase an aggregate of 2,597,458 shares of common stock at an average exercise price of $4.89 per share and 250,000 warrants at $7.50 per warrant. In addition, pursuant to a stock option agreement dated as of November
12, 2004, as amended, we have outstanding options to purchase 5,188,913 shares at $7.50 per share. If the holders of these shares, options or warrants were to attempt to sell a substantial amount of their holdings at once, the market price of our common stock would likely decline. Moreover, the perceived risk of this potential dilution could cause stockholders to attempt to sell their shares and investors to "short" the stock, a practice in which an investor sells shares that he or she does not own at prevailing market prices, hoping to purchase shares later at a lower price to cover the sale. As each of these events would cause the number of shares of our common stock being offered for sale to increase, the common stock's market price would likely further decline. All of these events could combine to make it very difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

         CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS
DISCOURAGE UNSOLICITED TAKEOVER PROPOSALS AND COULD PREVENT YOU FROM REALIZING A
PREMIUM RETURN ON YOUR INVESTMENT IN OUR COMMON STOCK.

         Our board of directors is divided into three classes, with each class constituting one-third of the total number of directors and the members of each class serving staggered three-year terms. This classification of the board of directors makes it more difficult for our stockholders to change the composition

                                       15

of the board of directors because only a minority of the directors can be elected at once. The classification provisions could also discourage a third party from accumulating our stock or attempting to obtain control of us, even though this attempt might be beneficial to us and some, or a majority, of our stockholders. Accordingly, under certain circumstances our stockholders could be deprived of opportunities to sell their shares of common stock at a higher price than might otherwise be available. In addition, pursuant to our certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 3,225,045 shares of preferred stock on such terms and with such rights, preferences and designations, including, without limitation, restricting dividends on our common stock, dilution of our common stock's voting power and impairing the liquidation rights of the holders of our common stock, as the board of directors may determine. Issuance of such preferred stock, depending upon its rights, preferences and designations, may also have the effect of delaying, deterring or preventing a change in control.

         YOUR ABILITY TO INFLUENCE CORPORATE DECISIONS MAY BE LIMITED BECAUSE
OUR MAJOR STOCKHOLDERS OWN A LARGE PERCENTAGE OF OUR COMMON STOCK.

         Our significant stockholders own a substantial portion of our outstanding stock. As a result of their stock ownership, if these stockholders were to choose to act together, they may be able to effectively control all matters submitted to our stockholders for approval, including the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire. In addition, as the interests of our majority and minority stockholders may not always be the same, this large concentration of voting power may lead to stockholder votes that are inconsistent with your best interests or the best interest of us as a whole.

         THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE, LEADING TO THE
POSSIBILITY OF ITS VALUE BEING DEPRESSED AT A TIME WHEN YOU WANT TO SELL YOUR
HOLDINGS.

         The market price of our common stock has in the past been, and may in the future continue to be, volatile. For instance, between January 1, 2002 and
March 27, 2006, the closing bid price of our common stock has ranged between
$1.39 and $16.74. A variety of events may cause the market price of our common stock to fluctuate significantly, including but not necessarily limited to:

         o   quarter to quarter variations in operating results;
         o   adverse news announcements; and
         o   market conditions for the gaming industry.

         In addition, the stock market in recent years has experienced significant price and volume fluctuations for reasons unrelated to operating performance. These market fluctuations may adversely affect the price of our common stock and other interests in the Company at a time when you want to sell your interest in us.

                                       16

GENERAL BUSINESS RISKS

         TERRORISM AND THE UNCERTAINTY OF WAR MAY HARM OUR OPERATING RESULTS.

         The terrorist attacks of September 11, 2001 and the after-effects
(including the prospects for more terror attacks in the United States and abroad), combined with recent economic trends and the U.S.-led military action in Iraq had a negative impact on various regions of the United States and on a wide range of industries, including, in particular, the hospitality industry. In particular, the terrorist attacks, as well as the United States war on terrorism, may have an unpredictable effect on general economic conditions and may harm our future results of operations as they may engender apprehension in people who would otherwise be inclined to travel to destination resort areas like the Catskills region of the State of New York. Moreover, in the future, fears of recession, war and additional acts of terrorism may continue to impact the U.S. economy and could negatively impact our business.

         WE ARE SUBJECT TO GREATER RISKS THAN A GEOGRAPHICALLY DIVERSE COMPANY.

         Our proposed operations are primarily limited to the Catskills region of the State of New York. As a result, in addition to our susceptibility to adverse global and domestic economic, political and business conditions, any economic downturn in the region could have a material adverse effect on our operations. An economic downturn would likely cause a decline in the disposable income of consumers in the region, which could result in a decrease in the number of patrons at our proposed facilities, the frequency of their visits and the average amount that they would each be willing to spend at the proposed casinos. We are subject to greater risks than more geographically diversified gaming or resort operations and may continue to be subject to these risks upon completion of our expansion projects, including:

o   a downturn in national, regional or local economic conditions;
o   an increase in competition in New York State or the Northeastern United
    States and Canada, particularly for day-trip patrons residing in New York
    State, including as a result of recent legislation permitting new Indian casinos and VGMs at certain racetracks and other locations in New York,
    Connecticut and Pennsylvania;
o   impeded access due to road construction or closures of primary access routes; and
o   adverse weather and natural and other disasters in the Northeastern United
    States and Canada.

         The occurrence of any one of the events described above could cause a material disruption in our business and make us unable to generate sufficient cash flow to make payments on our obligations.

         OUR BUSINESS COULD BE AFFECTED BY WEATHER-RELATED FACTORS AND SEASONALITY.

         Our results of operations may be adversely affected by weather-related and seasonal factors. Severe winter weather conditions may deter or prevent patrons from reaching our gaming facilities or undertaking day trips. In addition, some recreational activities are curtailed during the winter months.
Although our budget assumes these seasonal fluctuations in gaming revenues for our proposed Indian casinos to ensure adequate cash flow during expected periods of lower revenues, we cannot assure you that weather-related and seasonal factors will not have a material adverse effect on our operations. Our limited operating history makes it difficult to predict the future effects of seasonality on our business, if any.

                                       17

         WE ARE VULNERABLE TO NATURAL DISASTERS AND OTHER DISRUPTIVE EVENTS THAT
COULD SEVERELY DISRUPT THE NORMAL OPERATIONS OF OUR BUSINESS AND ADVERSELY
AFFECT OUR EARNINGS.

         Currently, the majority of our operations are located at a facility in
Monticello, New York and both of our proposed Indian casinos will be located in the same general geographic area. Although this area is not prone to earthquakes, floods, tornados, fires or other natural disasters, the occurrence of any of these events or any other cause of material disruption in our operation could have a material adverse effect on our business, financial condition and operating results. Moreover, although we do maintain insurance customary for our industry including a policy with a ten million dollar
($10,000,000) limit of coverage for the perils of flood and earthquake, we can not assure that this coverage will be sufficient in the event of one of the disasters mentioned above.

         WE MAY BE SUBJECT TO MATERIAL ENVIRONMENTAL LIABILITY AS A RESULT OF
UNKNOWN ENVIRONMENTAL HAZARDS.

         We currently own 232 acres of land. As a significant land holder, we are subject to numerous environmental laws. Specifically, under the
Comprehensive Environmental Response, Compensation and Liability Act, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases on or relating to its property and may be held liable to a governmental entity or to third parties for property damage, personal injury and for investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility and liability without regard to whether the owner knew of or caused the presence of contaminants. The costs of investigation, remediation or removal of such substances may be substantial.

         POTENTIAL CHANGES IN THE REGULATORY ENVIRONMENT COULD HARM OUR
BUSINESS.

         From time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate or intend to operate. For example, Senator
John McCain of Arizona, the chairman of the Senate Indian Affairs Committee, has recently announced that he is calling for hearings on all aspects of Indian gaming. In addition, from time to time, certain anti-gaming groups propose referenda that, if adopted, could force us to curtail operations and incur significant losses.

         WE ARE DEPENDENT ON THE STATE OF NEW YORK, SULLIVAN COUNTY, THE TOWN OF
THOMPSON AND THE VILLAGE OF MONTICELLO TO PROVIDE OUR PROPOSED FACILITIES WITH
CERTAIN NECESSARY SERVICES.

         New York State Governor George Pataki has proposed legislation that would result in up to five Indian casinos being developed in Sullivan County. It is uncertain whether the local governments have the ability to support this level of economic development. The demands place upon the local governments by these expansion efforts may be beyond the infrastructure capabilities that these entities are able to provide. The failure of the State of New York, Sullivan
County, the Town of Thompson or the Village of Monticello to provide certain necessary services such as water, sanitation, law enforcement and fire protection, or to be able to support increased traffic demands for our proposed facilities, would have a material adverse effect on our business.

                                       18

                       WHERE YOU CAN FIND MORE INFORMATION

         We have filed a registration statement on Form S-8 with the Securities and Exchange Commission (the "SEC") for our common stock offered in this offering. This prospectus does not contain all of the information set forth in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make references in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for the copies of the actual contract, agreement or other document.

         You should rely only on the information and representations provided or incorporated by reference in this prospectus or any related supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer to sell these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

         The SEC maintains an Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding us. You may also read and copy any document we file with the SEC at its Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please
call the SEC at 1-800-SEC-0330 for further information on the operation of the
Public Reference Room.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be a part of this prospectus and information that we file later with the SEC will automatically update and replace this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities
Exchange Act of 1934, as amended

         (1)   Our annual report on Form 10-K for the fiscal year ended December
               31, 2005;

         (2)   The filed portions of our current reports on Form 8-K filed on
               January 4, 2006 and March 20, 2006; and

         (3)   The description of our common stock contained in our registration statement on Form 8-A12B, as filed with the Securities and
               Exchange Commission on June 20, 2001 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

         We will provide you with a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, upon written or oral request, by writing or telephoning us at Empire Resorts, Inc., 701 N. Green Valley Parkway, Suite
200, Henderson, NV 89074, Attention: Chief Financial Officer, telephone (702)
990-3355.

                                       19

                           FORWARD-LOOKING STATEMENTS

         This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In some cases, you can identify forward-looking statements by words such as "may,"
"will," "should," "could," "expect," "plan," "anticipate," "believe,"
"estimate," "intend," "project," "seek," "predict," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                 USE OF PROCEEDS

         The shares of common stock offered by this prospectus are being registered for the account of the selling stockholders identified in this prospectus. See "Selling Stockholders." All net proceeds from the sale of the shares of common stock will go to the stockholders that offer and sell their shares. We will not receive any part of the proceeds from such sales of common stock. We will, however, receive the exercise price of the options at the time of their exercise. Such proceeds will be contributed to working capital and will be used for general corporate purposes.

                              SELLING STOCKHOLDERS

         This prospectus relates to the reoffer and resale of shares issued or that may be issued to the selling stockholders under our 2005 Stock Option Plan and our 2005 Equity Incentive Plan. This prospectus also relates to such indeterminate number of additional shares of our common stock that may be acquired by the selling stockholders as a result of the anti-dilution provisions of our 2004 Stock Option Plan and our 2005 Equity Incentive Plan.

         The following table sets forth (i) the number of shares of common stock beneficially owned by each selling stockholder as of March 29, 2006, (ii) the number of shares of common stock to be offered for resale by each selling stockholder and (iii) the number and percentage of shares of common stock that each selling stockholder will beneficially own after completion of the offering.

                                       20

           NAME             NUMBER OF SHARES OF  NUMBER OF SHARES OF   NUMBER OF SHARES OF       PERCENTAGE OF
                               COMMON STOCK                                COMMON STOCK        OUTSTANDING COMMON
                            BENEFICIALLY OWNED    COMMON STOCK BEING    BENEFICIALLY OWNED     STOCK OWNED AFTER
                           PRIOR TO OFFERING (1)      OFFERED(2)        AFTER OFFERING (3)          OFFERING
David P. Hanlon, Chief             933,876 (4)          1,365,115                12,500                 *
Executive Officer,
President and Director

Ronald J. Radcliffe,                99,000 (5)            150,000                     0                 *
Chief Financial Officer

Thomas W. Aro, Chief               127,700 (6)             80,000                47,700                 *
Operating Officer

John Sharpe, Director               97,000 (7)             70,000                27,000                 *

Joseph E. Bernstein,             2,076,143 (8)             20,000             2,056,143                 7.81%
Director

Ralph J. Bernstein,              2,266,243 (9)             20,000             2,246,243                 8.53%
Director

Paul A. deBary, Director           208,508 (10)            20,000               188,508                 *

Robert H. Friedman,                 25,000 (11)            25,000                     0                 *

Director
Frank Catania, Director             25,000 (12)            25,000                     0                 *

Hilda Manuel, Senior Vice           28,500 (13)            38,500                     0                 *
President for Native
American Affairs and
Chief Compliance Officer
-----------------
* Less than 1%.

(1)       Unless otherwise indicated, we believe that all people named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date hereof upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants and convertible securities held by such person (but not those held by any other person) and which are exercisable or convertible within 60 days have been exercised or converted.

                                       21

(2)       Consists of shares issuable upon the exercise of options both currently exercisable and not currently exercisable.

(3)       Beneficial ownership of shares held by each selling stockholder after this offering assumes that each selling stockholder sold all of the shares it is offering in this prospectus but actually will depend on the number of shares sold by such selling stockholder in this offering.

(4)       Consists of 172,276 shares of restricted stock issued pursuant to our
          2005 Equity Incentive Plan, 86, 138 of which are currently vested and
          86,138 of which vest on May 23, 2006, and options that are exercisable into 749,100 shares of common stock. 60,000 of such options were issued pursuant to our 2004 Stock Option Plan and 689,100 of such options were issued pursuant to our 2005 Equity Incentive Plan, of which 344,550 of such options are currently exercisable and 344,550 of such options become exercisable on May 23, 2006. Does not include
          88,747 shares of restricted stock issued pursuant to our 2005 Equity
          Incentive Plan which vest on May 23, 2007, and options that will be exercisable into 354,992 shares of common stock issued pursuant to our
          2005 Equity Incentive Plan which become exercisable on May 23, 2007.

(5)       Consists of options that are currently exercisable into 49,500 shares of common stock and options that will be exercisable into 49,500 shares of common stock on May 23, 2006. Does not include options that will be exercisable into 51,000 shares of common stock on May 23,
          2007. All of such options were issued pursuant to our 2005 Equity
          Incentive Plan.

(6)       Includes 4,200 shares of common stock owned directly by Thomas W. Aro and options that are currently exercisable into 123,500 shares of common stock. 50,000 of such options were issued pursuant to our 2004
          Stock Option Plan and 30,000 of such options were issued pursuant to our 2005 Equity Incentive Plan.

(7)       Includes 2,000 shares of common stock owned directly by John Sharpe and options that are currently exercisable into 95,000 shares of common stock. 60,000 of such options were issued pursuant to our 2004
          Stock Option Plan and 10,000 of such options were issued pursuant to our 2005 Equity Incentive Plan.

(8)       Includes options that are currently exercisable into 45,000 shares of common stock and 2,031,143 shares of common stock owned by the JB
          Trust, held in the name of Joseph E. Bernstein, trustee of the JB
          Trust. Mr. Bernstein disclaims beneficial ownership of the assets of the JB Trust. 10,000 of such options were issued pursuant to our 2004
          Stock Option Plan and 10,000 of such options were issued pursuant to our 2005 Equity Incentive Plan.

(9)       Includes 2,221,243 shares of common stock owned directly by Ralph J.
          Bernstein and options that are currently exercisable into 45,000 shares of common stock. 10,000 of such options were issued pursuant to our 2004 Stock Option Plan and 10,000 of such options were issued pursuant to our 2005 Equity Incentive Plan.

(10)      Includes 165,913 shares of common stock owned directly by Paul deBary,
          12,595 shares of common stock held in an individual retirement account for Mr. deBary's benefit and options that are currently exercisable into 30,000 shares of common stock. 10,000 of such options were issued pursuant to our 2004 Stock Option Plan and 10,000 of such options were issued pursuant to our 2005 Equity Incentive Plan.

(11)      Consists of options that are currently exercisable into 25,000 shares of common stock. All of such options were issued pursuant to our 2005
          Equity Incentive Plan.

(12)      Consists of options that are currently exercisable into 25,000 shares of common stock. All of such options were issued pursuant to our 2005
          Equity Incentive Plan.

                                       22

(13)      Consists of options that are currently exercisable into 28,500 shares of common stock. Does not include options that will be exercisable into 10,000 shares of common stock on March 11, 2006. 20,000 of such options were issued pursuant to our 2004 Stock Option Plan and 8,500 of such options were issued pursuant to our 2005 Equity Incentive
          Plan.

                              PLAN OF DISTRIBUTION

         This offering is self-underwritten. Neither the selling stockholders nor we have employed an underwriter for the sale of common stock by the selling stockholders. We will bear all expenses in connection with the preparation of this prospectus. The selling stockholders will bear all expenses associated with the sale of the common stock. There can be no assurance that the selling stockholders will sell any or all of the shares of common stock offered by them under this prospectus or otherwise.

         At the time a selling stockholder makes an offer to sell shares, to the extent required by the Securities Act of 1933, as amended, a prospectus will be delivered. If a supplemental prospectus is required, one will be delivered setting forth the number of shares being offered and the terms of the offering.

         The selling stockholders may offer for sale their shares of common stock directly or through pledgees, donees, transferees or other successors in interest in one or more of the following transactions:

         o  on any stock exchange on which the shares of common stock may be listed at the time of sale;
         o  in negotiated transactions;
         o  in the over-the-counter market; or
         o  in a combination of any of the above transactions.

         The selling stockholders may offer their shares of common stock at any of the following prices:

         o  fixed prices which may be changed;
         o  market prices prevailing at the time of sale;
         o  prices related to such prevailing market prices; or
         o  at negotiated prices.

         The selling stockholders may effect such transactions by selling shares to or through broker-dealers, and all such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares of common stock for whom such broker-dealers may act as agents or to whom they sell as principals, or both. Compensation as to particular broker dealers may be in excess of customary commissions.

         Any broker-dealer acquiring common stock from the selling stockholders may sell the shares either directly, in its normal market-making activities, through or to other brokers on a principal or agency basis or to its customers.
Any such sales may be at prices then prevailing on the Nasdaq Small Cap Market

                                       23

or at prices related to such prevailing market prices or at negotiated prices to its customers or a combination of such methods. The selling stockholders and any broker-dealers that act in connection with the sale of the common stock hereunder might be deemed to be "underwriters" within the meaning of Section
2(11) of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of shares purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended. Any such commissions, as well as other expenses incurred by the selling stockholders and applicable transfer taxes, are payable by the selling stockholders.

         The selling stockholders reserve the right to accept, and together with any agent of the selling stockholder, to reject in whole or in part any proposed purchase of the shares of common stock. The selling stockholders will pay any sales commissions or other seller's compensation applicable to such transactions.

         We have not registered or qualified offers and sales of shares of the common stock under the laws of any country, other than the United States. To comply with certain states' securities laws, if applicable, the selling stockholders will offer and sell their shares of common stock in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the selling stockholders may not offer or sell shares of common stock unless we have registered or qualified such shares for sale in such states or we have complied with an available exemption from registration or qualification.

         The selling stockholders have represented to us that any purchase or sale of shares of our common stock by them will comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. In general,
Rule 102 under Regulation M prohibits any person connected with a distribution of our common stock (a "Distribution") from directly or indirectly bidding for, or purchasing for any account in which he or she has a beneficial interest, any of our common stock or any right to purchase our common stock, for a period of one business day before his or her participation in the distribution and ending on the completion of his or her participation in the distribution (we refer to that time period as the "Distribution Period").

         During the Distribution Period, Rule 104 under Regulation M prohibits the selling stockholders and any other persons engaged in the Distribution from engaging in any stabilizing bid or purchasing shares of our common stock except for the purpose of preventing or retarding a decline in the open market price of our common stock. No such person may effect any stabilizing transaction to facilitate any offering at the market. Inasmuch as the selling stockholders will be reoffering and reselling our common stock at the market, Rule 104 prohibits them from effecting any stabilizing transaction in contravention of Rule 104 with respect to our common stock.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered under this prospectus have been passed upon by Olshan Grundman Frome Rosenzweig & Wolosky
LLP, New York, New York. Robert H. Friedman, a member of such firm, is one of our directors and holds options to purchase shares of our common stock. Other members of such firm own shares of our common stock.

                                       24

                                     EXPERTS

         The financial statements incorporated by reference to the annual report on Form 10-K have been  incorporated  in reliance on the report of Friedman LLP,
Certified Public Accountants,  given on the authority of said firm as experts in auditing and accounting.

                      DISCLOSURE OF COMMISSION POSITION ON
                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Insofar as indemnification for liabilities arising under the Securities
Act of 1933, as amended, may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC's opinion that such indemnification is against public policy as expressed in the Securities Act of
1933, as amended, and is, therefore, unenforceable.

                                       25

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3.  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed by us with the SEC are incorporated by reference in this prospectus:

         (1)  Our annual report on Form 10-K for the fiscal year ended December
              31, 2005;

         (2)  The filed portions of our current reports on Form 8-K filed on
              January 4, 2006 and March 20, 2006; and

         (3)  The description of our common stock contained in our registration statement on Form 8-A12B, as filed with the Securities and
              Exchange Commission on June 20, 2001 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

         All documents subsequently filed with the Securities and Exchange
Commission by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the
Securities Exchange Act of 1934, as amended, prior to the filing of a post-effective amendment which indicates that all securities offered herein have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be part hereof from the respective dates of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof or of the related prospectus to the extent that a statement contained herein or in any other subsequently filed document which is also incorporated or deemed to be incorporated herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

         You may request a copy of these filings, excluding the exhibits to such filings which we have not specifically incorporated by reference in such filings, at no cost, by writing or telephoning us at the following address:

                              Empire Resorts, Inc.
                     701 N. Green Valley Parkway, Suite 200
                               Henderson, NV 89074
                                 (702) 990-3355
                         Attention: Corporate Secretary

ITEM 4.  DESCRIPTION OF SECURITIES

         Not applicable.

ITEM 5.  INTERESTS OF NAMED EXPERTS AND COUNSEL

                                      II-1

         The validity of the shares of common stock offered hereby have been passed upon by Olshan Grundman Frome Rosenzweig & Wolosky LLP, New York, New
York. Robert H. Friedman, a member of such firm, is one of our directors and holds options to purchase shares of our common stock. Other members of such firm own shares of our common stock.

ITEM 6.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The
Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.
Article V of the Registrant's amended and restated bylaws and Article Sixth of our certificate of incorporation provide that the Registrant shall indemnify its directors and officers, and may indemnify its employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law and that the
Registrant shall pay the expenses incurred in defending any proceeding in advance of its final disposition. However, the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding will be made only upon the receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified.

         Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant's certificate of incorporation provides for such limitation of liability.

         The Registrant maintains standard policies of insurance under which coverage is provided (a) to its directors, officers, employees and other agents against loss rising from claims made by reason of breach of duty or other wrongful act, and (b) to the Registrant with respect to payments which may be made by the Registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

ITEM 7.  EXEMPTION FROM REGISTRATION CLAIMED

         Not applicable.

ITEM 8.  EXHIBITS

4.1      Certificate of Incorporation, dated March 19, 1993. (2)

                                      II-2

4.2      Certificate of Amendment of Certificate of Incorporation, dated August
         15, 1993. (2)

4.3      Certificate of Amendment of Certificate of Incorporation, dated
         December 18, 1996. (2)

4.4      Certificate of Amendment of Certificate of Incorporation, dated
         September 22, 1999. (2)

4.5      Certificate of Amendment of the Certificate of Incorporation, dated
         June 13, 2001. (2)

4.6      Certificate of Amendment to the Certificate of Incorporation, dated May
         15, 2003. (2)

4.7      Certificate of Amendment to the Certificate of Incorporation, January
         12, 2004. (2)

4.8      Second Amended and Restated By-Laws, as of Feb. 12, 2002. (2)

4.9      Amendment No. 1 to the Second Amended and Restated By-Laws, dated
         November 11, 2003. (2)

4.10     2004 Stock Option Plan. (3)

4.11     2005 Equity Incentive Plan. (4)

5.1      Opinion of Olshan Grundman Frome Rosenzweig & Wolosky LLP. (1)

23.1     Consent of Friedman LLP. (1)

23.2     Consent of Olshan Grundman Frome Rosenzweig &Wolosky LLP (contained in
         Exhibit 5.1).

24.1     Powers of Attorney, included on the signature page to this Registration
         Statement.

------------------------

(1)      Filed herewith.

(2)      Incorporated by reference to Empire Resorts, Inc.'s Form 10-KSB for the year ended December 31, 2003.

(3)      Incorporated by reference to Empire Resorts, Inc.'s Definitive Proxy
         Statement on Schedule 14A, filed with the Securities and Exchange
         Commission on April 28, 2004.

(4)      Incorporated by reference to Empire Resorts, Inc.'s Current Report on
         Form 8-K, filed with the Securities and Exchange Commission on August
         19, 2005.

ITEM 9.  UNDERTAKINGS

         A.       The undersigned registrant hereby undertakes:

                  (1)      To file, during any period in which offers or sales
                           are being made, a post-effective amendment to this
                           registration statement:

                                      II-3

                           (i)      To include any prospectus required by
                                    section 10(a)(3) of the Securities Act of
                                    1933;

                           (ii)     To reflect in the prospectus any facts or
                                    events arising after the effective date of
                                    the registration statement (or the most
                                    recent post-effective amendment thereof)
                                    which, individually or in the aggregate,
                                    represent a fundamental change in the
                                    information in the registration statement.
                                    Notwithstanding the foregoing, any increase
                                    or decrease in volume of securities offered
                                    (if the total dollar value of securities
                                    offered would not exceed that which was
                                    registered) and any deviation from the low
                                    or high end of the estimated maximum
                                    offering range may be reflected in the form
                                    of prospectus filed with the Commission
                                    pursuant to Rule 424(b) if, in the
                                    aggregate, the changes in volume and price
                                    represent no more than a 20% change in the
                                    maximum aggregate offering price set forth
                                    in the "Calculation of Registration Fee"
                                    table in the effective registration
                                    statement; and

                           (iii)    To include any material information with
                                    respect to the plan of distribution not
                                    previously disclosed in the registration
                                    statement or any material change to such
                                    information in the registration statement;

         Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to
Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

                  (2)      That, for the purposes of determining any liability
                           under the Securities Act of 1933, each such
                           post-effective amendment shall be deemed to be a new
                           registration statement relating to the securities
                           offered therein, and the offering of such securities
                           at that time shall be deemed to be the initial bona
                           fide offering thereof; and

                  (3)      To remove from registration by means of a
                           post-effective amendment any of the securities being
                           registered that remain unsold at the termination of
                           the offering.

          B.      The undersigned registrant hereby undertakes that, for
                  purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report
                  pursuant to section 13(a) or section 15(d) of the Securities
                  Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section
                  15(d) of the Securities Exchange Act of 1934) that is
                  incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such
                  securities at that time shall be deemed to be the initial bona fide offering thereof.

                                      II-4

          C.      Insofar as indemnification for liabilities arising under the
                  Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the
                  foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange
                  Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such
                  liabilities (other than the payment by the registrant of
                  expenses incurred or paid by a director, officer or
                  controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such
                  director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by
                  controlling precedent, submit to a court of appropriate
                  jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                      II-5

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the
Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on the 31st day of March,
2006.

                                           EMPIRE RESORTS, INC.

                                           By: /s/ David P. Hanlon
                                              ----------------------------------
                                              Name: David P. Hanlon
                                              Title: Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David P. Hanlon and Ronald J. Radcliffe as his true and lawful attorney-in-fact, each acting alone, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments to this registration statement, and any related registration statement filed pursuant to Rule 462(b) of the Act and to file the same, with exhibits thereto, and other documents in connection therewith, with the
Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact or their substitutes, each acting along, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this
Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                Title                       Date

                               Chief Executive Officer,
                               President and Director            March 31, 2006
/s/ David P. Hanlon            (Principal Executive Officer)
---------------------------
David P. Hanlon

                               Chief Financial Officer
                               (Principal Accounting and         March 31, 2006
/s/ Ronald J. Radcliffe        Financial Officer)
---------------------------
Ronald J. Radcliffe

                               Chairman of the Board and         March 31, 2006
/s/ John Sharpe                Director
---------------------------
John Sharpe

                               Director                          March 31, 2006
---------------------------
Frank Catania

                                      II-6

/s/ Paul A. deBary             Director                          March 31, 2006
---------------------------
Paul A. deBary

/s/ Robert H. Friedman         Director                          March 31, 2006
---------------------------
Robert H. Friedman

/s/ Ralph J. Bernstein         Director                          March 31, 2006
---------------------------
Ralph J. Bernstein

/s/ Joseph E. Bernstein        Director                          March 31, 2006
---------------------------
Joseph E. Bernstein